Exhibit 23.3

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use in this Registration Statement on Form F-4 of our report dated January 21, 2002, except for the going concern and proportionate return issues described in Note 20 and for the restatement to constant pesos of September 30, 2002 purchasing power described in Note 2b, which are as of October 14, 2002, and for the disclosure of the omnibus agreement with Telmex included in Notes 2i, 12d and 20b, which is as of January 24, 2003 relating to the financial statements of Alestra, S. de R.L. de C.V. (Alestra), which appears in such Registration Statement. We also consent to the references to us under the headings “Independent Accountants” in such Registration Statement.

PricewaterhouseCoopers

/s/ Carlos Arreola Enríquez

Public Accountant

Monterrey, Nuevo León, México

February 11, 2003